EXHIBIT 99.1

On November 23, 2015, the Reporting Person and the Issuer entered into a Share Exchange and Acquisition Agreement, dated November 23, 2015, (the “Acquisition Agreement”), which was filed as Exhibit 2.01 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on November 23, 2015 and which is incorporated herein in its entirety by this reference. The Acquisition Agreement provides for the acquisition by the Issuer of all of the issued and outstanding equity interests of several entities owned by the Reporting Person. The Acquisition Agreement provides that following completion of all acquisitions contemplated therein the Reporting Person will own approximately 95% of the issued and outstanding common stock of the Issuer. Upon the initial closing on November 23, 2015, the Reporting Person was issued shares representing 80.1% of the then issued and outstanding common stock of the Issuer. The Acquisition Agreement provides that the Reporting Person would acquire up to approximately 93% of the issued and outstanding common stock of the Issuer in exchange for all of the issued and outstanding equity interest in LLC Investment Company Freedom Finance, (“Freedom RU”) an operating registered broker dealer in Russia, including its wholly owned subsidiary, JSC Freedom Finance, an operating registered broker dealer in Kazakhstan. As previously reported in the Annual Report on Form 10-K of the Issuer filed with the Commission on June 30, 2017, on June 29, 2017, the Reporting Person and the Issuer closed the acquisition of Freedom RU. As the Issuer had insufficient authorized by unissued common shares to deliver the full consideration agreed to in the Acquisition Agreement, as an accommodation to facilitate the closing, the Reporting Person agreed to accept a partial issuance at the closing of 209,660,533 shares of the Issuer increasing his ownership interest in the Issuer’s common stock to approximately 88.6%. The Reporting Person agreed further to defer the issuance of the balance of the common shares agreed to until such time as the Issuer could complete a reverse stock split to provide sufficient authorized but unissued shares to issue him the 93% agreed in the Acquisition Agreement. As previously reported in the Current Report on Form 8-K of the Issuer filed with the Commission on September 5, 2017, the reverse stock split was completed and became effective on September 6, 2017. Following completion of the reverse stock split, consistent with the terms of the Acquisition Agreement and the agreement of the Issuer and the Reporting Person at the closing of the Freedom RU acquisition, on September 8, 2017, the Issuer issued 12,278,602 shares of common stock to the Reporting Person, increasing the Reporting Person’s ownership of the Issuer’s outstanding common stock to 93%. The price per share reflects the price per share of the Issuer’s common stock agreed to at the time the Acquisition Agreement was entered into adjusted to reflect the one-share-for-twenty-five shares reverse stock split.